Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-130864
Date: February 1, 2006

ADVISORY - January 31, 2006

Barrick's Offer to Acquire Placer Dome expires on February 3, 2006

Barrick Gold Corporation advises shareholders of Placer Dome Inc. that its offer to acquire Placer Dome expires on February 3, 2006 (6 p.m. Toronto time).

Barrick was successful in acquiring 81% of Placer Dome on January 19, 2006, and extended its offer to allow Placer Dome shareholders an additional opportunity to tender their shares.

Shareholders are advised that intermediaries have established tendering cut-off times that are up to 48 hours prior to the expiry time. Shareholders must instruct their brokers or other intermediaries promptly, if they wish to tender. In addition, U.S. banks and brokers are advised that The Depositary Trust Company has set Noon Toronto time on February 2, 2006 as the deadline for banks and brokers who wish to tender their clients’ shares through DTC.

How to Tender Your Placer Dome Shares:

Placer Dome shareholders who wish to accept Barrick's offer must properly complete and duly execute a Letter of Acceptance and Transmittal or a facsimile thereof and deposit it, together with certificates representing their Placer Dome shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Placer Dome shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase dated November 10, 2005.

Placer Dome shareholders whose shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their shares.

Shareholder enquiries:

For Shareholders in Canada
Kingsdale Shareholder Services Inc.
Toll Free: 1-866-877-2571
Canadian Banks and Brokers Call Collect: (416) 867-2342
Email: shareholder@kingsdalecapital.com

For Shareholders in U.S. and other locations
Mackenzie Partners, Inc.
Toll Free: 1-800-322-2885 (English)
Toll Free: 1-888-405-1217 (French)
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

BARRICK GOLD CORPORATION                                                                                             1                                                                                                                                    PRESS RELEASE

About the Offer

Barrick’s take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005, a notice of variation and extension of the offer was filed with these same regulatory authorities on January 5, 2006 and a notice of extension and subsequent offering period was filed with these same regulatory authorities on January 20, 2006. Placer Dome shareholders are advised to read the take-over bid circular and the notice of variation and extension as they contain important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular and the notice of variation and extension may be obtained from shareholders’ investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. On January 20, 2006, Barrick filed with the SEC an amendment to the Registration Statement on Form F-10 which includes the notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular, the notice of variation and extension, and the notice of extension and subsequent offering period have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President,	Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email:jmavor@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                                               2                                                                                                                                   PRESS RELEASE